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                                                                    EXHIBIT 99.1
                                                           [ENGLISH TRANSLATION]

                                                                    May 17, 2004


                                 FAIR DISCLOSURE

1.   TYPE OF INFORMATION:

Hanaro Telecom, Inc. - Disclosure on the launch of "Hanafos & Skylife" Integrated Product.


2.   CONTENT OF INFORMATION:

The launch of Hanaro Telecom-Skylife integrated product.
     - On May 17, Hanaro and Skylife entered into an agreement for business alliance.
     - For new subscribers, Hanaro and Skylife will offer up to 16% and 20% discounts for the monthly subscription fees, respectively.
     - With the consolidated distribution network, a new marketing campaign is to be launched ahead of the new product offering in June this year.

Hanaro Telecom ("Hanaro" or the "Company") (CEO: Dr. Chang Bun Yoon, www.hanaro.com) and Skylife (CEO: Mr. Kyu Hwan Hwang, www.skylife.co.kr) announced on May 17 that the two companies entered into an agreement for business alliance.

As an initiative for this new partnership, both companies agreed on launching an integrated product that offers Hanaro's broadband services (Hanafos) and digital satellite broadcasting services (Skylife). In addition, they agreed on a joint marketing campaign, backed by the combined distribution network.

Accordingly, Hanaro and Skylife will provide up to 16% and 20% discounts on the monthly subscription fees to new customers for the integrated product, respectively.

Both companies plan to embark on proactive marketing by completing the new business system for the integrated product in due course and launching the "Hanafos + Skylife" product in June this year.

In addition, both companies will share Hanaro's 1,300 sales channels, along with Skylife's 500 channels, thus actively seeking to enlarge the subscriber base.

Mr Won Hee Lee, Head of Marketing Strategy Unit at Hanaro Telecom, commented, "Currently, we have no plan to offer this integrated product in the areas in which the Company has business relationship with cable operators (SO). In other areas, however, we are planning to embark on proactive marketing and sales activities for the new product so that we can reduce the churn rate and attract new subscribers."

Mr. Tae Hee Yu, Head of Customer Service Center at Skylife, also added, "With the launch of our integrated product, we would like to give our customers much broader choices. By utilizing Hanaro's 1,300 sales channels nationwide, we will proactively seek to increase the subscriber numbers."

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Meanwhile, Hanaro Telecom and Skylife plan to continue to expand their new partnership in other areas such as the development of an integrated set-top box in preparation for the wire/wireless convergence.

     This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.